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03022617

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Imperial Metals

*CURRENT ADDRESS


PROCESSED
JUN 19 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34714 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/9/03

IMPERIAL METALS

CORPORATION



2002 ANNUAL REPORT

THE NEW IMPERIAL METALS CORPORATION

Imperial Metals Corporation ("New Imperial") is an entirely new corporate entity that emerged from the reorganization of the old Imperial Metals Corporation ("Old Imperial"). As part of this reorganization, completed in April 2002, Old Imperial divided its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining.

All of the mining assets of Old Imperial, including the name Imperial Metals Corporation, were transferred to New Imperial, which was listed for trading on the Toronto Stock Exchange on April 25, 2002 under the symbol "III". Old Imperial retained its oil and natural gas and investment assets and was renamed IEI Energy Inc. IEI Energy Inc. has since purchased additional oil and gas properties, and has merged with and changed its name to Rider Resources Ltd. It is listed on the TSX Venture Exchange under the symbol "RID".

The shareholders of Old Imperial received one share of New Imperial and one share of IEI Energy Inc. for each one share of Old Imperial after consolidation. At inception, New Imperial and IEI Energy Inc. each had approximately 15,769,000 common shares issued and outstanding.

Table of Contents

2002 HIGHLIGHTS

Positive drilling results continue to expand the 144 Zone at the Sterling gold property.

The Goldstream and Similco Mines, together with the Silvertip Property are sold, eliminating ongoing holding costs for these idled properties and **refocusing Imperial on its core assets.**

Imperial stakes the Nak property immediately adjacent to the Joss'alun high grade copper showing, in the Altin Mining District of northwest British Columbia.

A Rights Offering to raise funding for exploration at Sterling is **fully subscribed and raises net proceeds of $1,250,000** from the issuance of 3,942,353 common shares at $0.35 per common share.

▽ Rotary drilling on the 144 Zone, Sterling property
▽▽ 150 ton haul truck leaving East Pit, Huckleberry mine

▽ Blasting in East Pit, Huckleberry mine
▽▽ Core samples from 144 Zone, Sterling property









PRESIDENTS MESSAGE TO SHAREHOLDERS

The year 2002 was a time of renewal for Imperial Metals Corporation. We completed a corporate reorganization and are now poised for growth with a new share structure and several promising mining assets.

Imperial reduced the number of assets it holds with the sale of three projects; the Goldstream Mine, Similco Mine and the Silvertip Property. This will allow us to focus our efforts on the projects that we believe hold the highest potential for generating shareholder value.

The industry has battled lower than expected metal prices since 1997, the year when both Mount Polley and Huckleberry started production. Low copper prices continued with 2002 averaging US$0.7072 per pound, from the 2001 average of US$0.7157 per pound. Gold has shown strength reaching US$380 per ounce early in 2003, up substantially from the average prices of US$270.99 per ounce and US$309.97 per ounce for 2001 and 2002 respectively. Gold has since settled into a trading price in the range of US$325 per ounce.

In February 2003 Imperial completed a fully subscribed Rights Offering raising net proceeds of $1,250,000 from the issuance of 3,942,353 common shares at $0.35 per common share. Funds from this offering are being used to fund continued exploration at the Sterling gold mine property in southwest Nevada.

At the Sterling gold property a six-hole drill program was completed in 2002. The results from the program expanded the 144 Zone. At the time of writing, additional drilling is underway which is expected to be completed in the second quarter of 2003. Imperial will continue to focus its exploration effort at Sterling to further expand the 144 Zone.

In late 2002, Imperial augmented its exploration assets by staking the Nak property, adjacent to the newly discovered Joss'alun showing in the Atlin Mining District of northwest British Columbia. An exploration program will be undertaken in the third quarter of 2003 to assess the potential for discovery of a viable massive sulphide deposit.

The Mount Polley mine has been on care and maintenance since September 2001. During this time we have continued to work on two specific areas. First, we are studying means to improve the economics of the mine by conducting research on how to increase the recovery of copper



Brian Kynoch and Pierre Lebel

from copper oxide mineralization. This work is ongoing and continues to generate encouraging results. If leaching of oxide copper minerals is feasible, we plan to permit and develop a leaching plant at Mount Polley which will work in conjunction with our existing flotation plant. This additional plant would significantly increase copper recovery from the highly oxidized copper mineralization in the as yet unmined Springer Pit area. Second, we have been working to identify new exploration targets at Mount Polley, motivated in part by the prospect of being able to recover copper in highly oxidized copper mineralization.

Imperial is operator and 50% owner of the Huckleberry open pit copper-molybdenum mine located southwest of Houston, British Columbia. Huckleberry remains in discussions with its lenders to restructure the fixed payments due under its Construction and Infrastructure Loans to a flexible payment scheme where payments are made as and when cash is available during the remaining mine life. The mine continues to operate efficiently under a revised mining design but continues to be challenged by ongoing depressed copper prices.

Imperial's portfolio of mining and exploration assets, combined with a solid operating approach, strong technical abilities and dedicated personnel, will enable it to take advantage of metal price increases.

I wish to take this opportunity to congratulate Pierre Lebel on his appointment as Chairman of the Company. I also wish to thank our directors and all of our employees for maintaining their outstanding levels of performance and their strong commitment to the success of our Company.



J. Brian Kynoch
President

CHAIRMAN'S MESSAGE TO SHAREHOLDERS

Imperial has successfully emerged from a major corporate reorganization as a proven mine developer and operator, focused on advancing projects that will generate strong returns for its shareholders.

For the present, we look to continued exploration success at Sterling to increase shareholder value. Accordingly, much of our exploration effort is directed at Sterling where we have the best chance of making a significant breakthrough in the near term. At the same time, we will continue to pursue other initiatives such as metallurgical work and further exploration at Mount Polley for their medium and longer term contribution potential.

We thank our shareholders, creditors, employees and advisors for seeing us through a very challenging reorganization. We especially wish to thank our former Chairman and major shareholder, Murray Edwards, for his invaluable support and guidance over the years and to whom we credit the success of our reorganization. In closing, we would also like to thank Brian Kynoch for accepting the challenge of guiding the Company as President in this exciting and demanding period of renewal.



Pierre B. Lebel
Chairman

OPERATIONS REVIEW



Diamond drilling on the 144 Zone

STERLING PROPERTY

Imperial's 100% owned Sterling property is located near Beatty, Nevada, 115 miles northwest of Las Vegas. Sterling operated both as an underground and open pit mine commencing in 1980, and through 2000 produced 194,996 troy ounces from 941,341 short tons of ore with an average grade of 0.217 ounces per ton gold. The Sterling claims and mine site cover approximately 3,099 acres. The claims are subject to a 2.25% Net Smelter Return.

Imperial initiated an exploration program in 2000 involving regional geochemical sampling and gravity geophysics aimed at finding gold anomalies or prospective stratigraphy worthy of follow up drill testing. In 2001 the discovery of a high grade gold mineralization, the 144 Zone, represented a totally new setting for gold deposition on this property. Discovery hole 01-7A was drilled as a test of the area beneath hole 89-144 drilled in 1989 that intersected 225 feet of 0.044 ounces per ton (oz/t). Hole 01-7A returned grades of 0.15 oz/ton gold over 110 feet including 0.25 oz/ton gold over 30 feet. A follow up hole 01-9 returned 0.57 oz/ton gold over 45 feet including 1.0 oz/ton gold over 20 feet. The gold mineralization in both holes was encountered in silty carbonates at the contact between the Bonanza King dolomite and the Carrara limestone. The depth of these intercepts is approximately 700 feet below surface and some 300 feet below the lower most underground workings at Sterling.


STERLING
MINE
144
ZONE
Sterling Property
0
1000
2000
4000 feet
0
500
1000 metres

The 144 Zone has many of the hallmarks of the structure controlled Carlin-type deposits. Discovery of this deep, high grade zone in a different geological setting than the previously mined zones at the Sterling mine, provides an exciting exploration target.


Preparation of diamond drilling equipment


Rotary drilling

The 2002 surface rotary and diamond drill program further tested the target area, which remains open laterally. The drill program was conducted using a combined drilling method, where holes were drilled from surface to near the target horizon with a less expensive rotary drill. The holes were then extended through the target horizon using a diamond drill to obtain better samples of the mineralized zone.


03-35
01-15
89-144
03-34
03-32
03-33
01-14
03-27
01-13
01-11
03-29
03-28
01-09
02-22
02-23
03-26
45450N
Section Line
02-20
02-18
01-07A
03-24
03-30
01-16
01-12
03-31
02-19
01-17
03-25
01-10
0'
50'
100'
Drill Hole Plan 144 Zone

Following the 2002 drill program, a geophysical survey using Natural Source Audio-Frequency Tellurics ("NSAMT") was employed to expand the 144 Zone. NSAMT has been successful in detecting low and high-angle discontinuities as well as alteration mineralogy associated with brecciation and gold mineralization in Sterling type environments.

A thirteen hole drill program was initiated in the first quarter of 2003 which further extended the limits of gold mineralization. Previous drilling had defined a gold zone approximately 500 feet by 250 feet. The dimensions of the mineralized zone now stand at approximately 750 feet northsouth and 350 feet eastwest, centred on the Reudy fault, and it has not been conclusively closed off in any direction. Hole 24 intersected 139 feet grading 0.26 oz/t, which included an 83 foot section grading 0.39 oz/t. Hole 28 intersected 45 feet grading 0.25 oz/t including a 20 foot section grading 0.50 oz/t. The potential for mineralization west of the present zone is considered high, because feeders to the overlying, main Sterling deposit appear to project in this direction.

Exploration on the 144 Zone continues into the second quarter of 2003.

A selection of significant results from 144 Zone drilling are as follows (2003 drill holes in italics):

	Interval		Length		Gold Assay	
	feet	metres	feet	metres	oz/t	g/t
Hole 02-18	633.0 – 762.0	193.0 – 232.3	129.0	39.3	0.20	6.86
including	720.0 – 757.0	219.5 – 230.8	37.0	11.3	0.54	18.51
	723.7 – 738.5	220.6 – 225.1	14.8	4.5	0.99	33.94
Hole 02-19	669.0 – 794.0	203.9 – 242.0	125.0	38.1	0.13	4.40
including	683.0 – 692.5	208.2 – 211.1	9.5	2.9	0.27	9.25
	719.5 – 729.5	219.4 – 222.4	10.0	3.0	0.22	7.59
Hole 02-20	675.5 – 757.2	205.9 – 230.8	81.7	24.9	0.08	2.74
including	733.5 – 748.5	223.6 – 228.1	15.0	4.6	0.14	4.80
	733.5 – 739.5	223.6 – 225.4	6.0	1.8	0.20	6.86
Hole 02-21	693.0 – 740.5	211.3 – 225.8	47.5	14.5	0.51	17.56
including	706.7 – 740.5	215.5 – 225.8	33.8	10.3	0.70	23.86
	721.0 – 740.5	219.8 – 225.8	19.5	5.9	1.08	37.03
Hole 02-22	730.0 – 757.0	222.5 – 230.7	27.0	8.2	0.08	2.74
including	749.2 – 757.0	228.4 – 230.7	7.8	2.4	0.13	4.46
Hole 02-23	717.8 – 749.7	218.8 – 228.5	31.9	9.7	0.13	4.46
including	742.0 – 748.6	226.2 – 228.2	6.6	2.0	0.21	7.20
	746.0 – 748.6	227.4 – 228.2	2.6	0.8	0.41	14.06
Hole 03-24	671.7 – 810.7	204.7 – 247.1	139.0	42.4	0.26	9.06
including	685.2 – 768.3	208.9 – 234.3	83.1	25.3	0.39	13.36
	729.1 – 751.0	222.2 – 228.9	21.9	6.7	0.82	27.96
	737.0 – 748.3	224.6 – 228.0	11.3	3.4	0.93	31.95
	743.0 – 748.3	226.4 – 228.0	5.3	1.6	1.41	48.35
	– extends the high-grade zone in 02-18 approx. 70 feet to the southwest					
	– confirms the continuity of the high-grade zone between 02-18 and 02-19					
Hole 03-28	705.0 – 750.0	214.9 – 228.6	45.0	13.7	0.25	8.72
	725.0 – 745.0	221.0 – 227.1	20.0	6.1	0.50	17.14
	730.0 – 740.0	222.5 – 225.6	10.0	3.0	0.75	25.85
	730.0 – 735.0	222.5 – 224.0	5.0	1.5	0.99	33.95
	– indicates high-grade gold occurs well to the west of holes 02-21 and 02-23, approx. 95 feet and 55 feet respectively					
Hole 03-29	640.0 – 678.2	195.1 – 206.7	38.2	11.6	0.10	3.38
including	655.0 – 678.2	199.6 – 206.7	23.2	7.1	0.16	5.33
	655.0 – 664.4	199.6 – 202.5	9.4	2.9	0.28	9.56
	700.9 – 744.0	213.6 – 226.8	43.1	13.1	0.08	2.66
including	705.0 – 728.0	214.9 – 221.9	23.0	7.0	0.10	3.51
	710.3 – 721.9	216.5 – 220.0	11.6	3.5	0.14	4.66
	752.7 – 787.7	229.4 – 240.1	35.0	10.7	0.10	3.34
including	771.0 – 778.0	235.0 – 237.1	7.0	2.1	0.30	10.34
	775.0 – 778.0	236.2 – 237.1	3.0	0.9	0.50	17.15
	– extends the high-grade zone in 02-18 approx. 45 feet to the north					

Drill operations were supervised under the direction of Dr. Chris Rees, P. Geo., a Qualified Person as defined by National Instrument 43-101. All samples were analyzed by ALS Chemex at their North Vancouver, BC facility.



Patrick McAndless, Vice President, Exploration

MOUNT POLLEY PROPERTY

Imperial is planning an extensive exploration program at the idled Mount Polley property, located near Williams Lake in southcentral British Columbia. The open pit copper-gold mine, commissioned in 1997, was temporarily closed in September 2001 due to prevailing low commodity prices. At closure, 4 1/2 years of mill feed were estimated to be defined and available for mining.

The exploration program will focus on three priorities: (1) near surface oxide mineralization; (2) deep mineralization below currently defined resources; and (3) under explored outside targets on the property. Additional discoveries may enable Imperial to reopen the mine sooner and extend the life of a restarted Mount Polley. Planned work includes detailed soil geochemistry, geophysics, mapping and drilling.

Imperial is conducting research at BC Research Laboratories in Vancouver, which is designed to find leaching techniques that will economically leach copper oxide mineralization in alkalic host rocks. This work has been successful in bench scale tests, and now larger column testing is underway. Initial testing of highly oxidized material from the Springer Pit has shown up to 78% of the acid soluble copper can be recovered in about 110 days of leaching when it is crushed to 1/2 inch. This compares to an expected acid soluble copper recovery of 11% if this material were treated in the existing flotation plant.


Springer Pit
(future)
Cariboo Pit
(complete)
Bell Pit
(partially complete)
Mill
Potential Leach Pad
(future)

These preliminary results prompted Imperial to reevaluate the oxide copper resources at Mount Polley, and also reassess some of the outside exploration targets that had been abandoned earlier due to their high oxide copper content. If these targets can be proven to have substantial size, they could be added to the already significant oxide copper mineralization defined in the Springer Zone.

Oxide Copper Extraction vs. Heap Leach Time


90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
50 days
100 days
150days

The unmined Springer Pit area has yet to be fully defined to depth. Many of the deepest holes in this zone have ended in significant copper mineralization. In addition, much of the deepest drilling was completed before the significance of the gold mineralization was known on the property and as a result, most of the deepest drilling has not been assayed for gold. The potential for discovery of substantial copper-gold mineralization at depth in the Springer Zone is excellent, and the reward for defining this type of mineralization below a resource that is planned for open pit mining could be very significant.

The potential to further define deep mineralization below the Bell Pit will also be investigated. The Mount Polley porphyry copper-gold deposits are of the alkalic suite, the same type of deposit where significant resources have been discovered at depth below a previously mined open pit in British Columbia.

HUCKLEBERRY MINE

The Huckleberry Mine is located approximately 123 kilometres southwest of Houston, British Columbia. Imperial owns a 50% interest in the mine and is the operator.

Huckleberry is an open pit truck and shovel operation and the ore mined is processed in a SAG ball mill circuit producing copper and molybdenum concentrates. The Main Pit was depleted in 2002 after which the mining switched back to the East Pit which continues to provide mill feed. The tailings dam was raised by seven metres to 1,064 meters, using mine equipment and staff. All environmental and operating permits were maintained in good standing.

As a result of lower copper prices, the East Zone mine design was revised. A copper price of US$0.85 per pound was used to complete the optimization of the East Zone mine design instead of the previously used US$1.00 per pound. The reserve estimate for Huckleberry was done under the supervision of Clay Craig, P.Eng., an employee of Huckleberry Mines Ltd., who has been designated as a Qualified Person for this purpose.

East Zone Probable Reserves as at December 31, 2002:

Cut Off	0.26	% Cu
Ore	36,719,000	tonnes
Copper	0.489	% Cu
Moly	0.013	% Mo
Gold	0.056	g/t
Silver	2.884	g/t
Strip Ratio	0.55:1	

Production statistics represent 100% of the mine production, 50% of which are allocable to Imperial:

	Year ended December 31, 2002	Year ended December 31, 2001
Ore milled (tonnes)	7,421,715	7,415,866
Ore milled per calendar day (tonnes)	20,334	20,317
Ore milled per operating day (tonnes)	21,689	21,732
Grade (%) – Copper	0.534	0.522
Grade (%) – Molybdenum	0.014	0.016
Recovery (%) – Copper	88.38	94.00
Recovery (%) – Molybdenum	47.54	73.30
Copper produced (lbs)	77,233,795	80,243,322
Molybdenum produced (lbs)	1,118,696	1,958,544



Kelly Findlay, Treasurer



2003 winter camp at Nak property



Crew demobilizing from winter program

NAK PROPERTY

In 2002, Imperial staked the Nak property, adjacent to the Joss'alun showing located approximately 75 kilometres southeast of Atlin in northwest British Columbia. The Nak property covers the on-strike extension of favourable stratigraphy hosting high grade copper mineralization.

Little is known about the geology of this exciting new massive sulphide discovery, but of the handful of samples taken, several returned values over 7% copper with a maximum of 10.15% copper. Mineralization is hosted in mafic submarine volcaniclastic rocks of the Cache Creek complex, which had previously not been known to host base metal occurrences in this part of the province.

A geophysical survey was conducted early in 2003 to assist tracing the conductive massive sulphide horizon under the overburden covered valley bottom. An exploration program has been planned for the third quarter of 2003 to assess the potential for discovery of a viable massive sulphide deposit.

Imperial will participate in a partnership with the BC Government, making use of the experience of the British Columbia Department of Mines geological team that discovered the Joss'alun massive sulphide, to further investigate the on-strike stratigraphy to the southeast and northwest of the property.

The Company will continue to conduct detailed work on the property, including mapping, prospecting, geochemistry and possibly drilling, contingent on successful earlier exploration results.



Transmitter assembly for max-min survey

MANAGEMENT'S DISCUSSION & ANALYSIS

The Company began operations on January 1, 2002 when it acquired the metals business of IEI Energy Inc. as part of the reorganization of that company. In the reorganization, IEI Energy Inc. retained the oil and natural gas and investment assets and sold the metals business to Imperial Metals Corporation.

Certain liabilities of the mining business were assumed and discharged by IEI Energy Inc. pursuant to the reorganization with the result that the financial condition of the Company, exclusive of the Company's interest in Huckleberry Mines Ltd., as of January 1, 2002 was significantly improved from that of the comparative proforma financial position of the mining business as at December 31, 2001.

The financial position of the Company, excluding its share of Huckleberry Mines Ltd., is stronger at the present time than at any time over the past three years. The Company will build on this strength and maintain a balanced approach to exploration while continuing to develop projects within our financial reach into profitable mines.

The financial statements of the Company in this Management's Discussion and Analysis are compared to the proforma financial statements of the mining business as carried on by IEI Energy Inc. after adjustment for the changes in accounting policies as described further in Notes 1 and 3 to the financial statements.

Huckleberry Mines Ltd.

The financial position and results of operations of the Company are primarily influenced by the results of Huckleberry Mines Ltd., the Company's 50% joint venture accounted operating mine. Note 14 to the financial statements discloses the impact of Huckleberry Mines Ltd. on the financial position and results of operations of Imperial and although the Company owns 50% of Huckleberry Mines Ltd. all the debt and other obligations of Huckleberry Mines Ltd. are non recourse to Imperial. Therefore on a consolidated basis the Company's financial results and financial position are substantially dependent on those of Huckleberry Mines Ltd. but Imperial's financial exposure is limited to its $2.5 million loan to Huckleberry Mines Ltd.

Huckleberry Mines Ltd. continues to face challenges in generating cash flow at the current copper price and exchange rate. Huckleberry Mines Ltd. will not be able to meet a loan interest and principal payment of $64 million due on June 30, 2003 and therefore continues to negotiate with its lenders to restructure the loan payment schedule. The outcome of these negotiations is uncertain and could result in the Company losing its interest in Huckleberry Mines Ltd. The ongoing operations of the Company would not be materially affected if it lost its 50% interest in Huckleberry Mines Ltd.

Business Focus

Prior to 2002, the mining business was primarily focused on becoming a profitable operator of a number of mines in North America producing primarily copper and gold as well as applying its expertise to bring other advanced stage projects into production. The general weakness in metal prices during the last few years have made this a considerable challenge, resulting in the suspension of operations at the Mount Polley mine and restructuring the mining business of IEI Energy Inc. and the formation of the Company.

A review of the Company's advanced stage development projects, ranking them in order of priority for profitable production and ability of the Company to raise the necessary finances to place them into production, has led us to focus on the Sterling project. The resurgence in the price of gold has given the Company further encouragement to focus on the Sterling project, a small heap leach producer of gold which was in production for 20 years before ceasing production in early 2002. Since the greatest increase in shareholder value occurs in the discovery phase, the Company is committed to exploring more fully the Sterling project and has commenced further drilling to follow up on a discovery made in 2001.

The other major development project of the Company, the Silvertip silver-lead-zinc project, would have required a long period of time and significant capital to advance it to the production stage. The weak outlook for the prices of the metals contained at Silvertip, led the Company to sell the property to Silver Standard Resources Inc. for $1.8 million in cash and marketable securities. These funds can be more profitably used to advance other near term production projects such as Sterling and Mount Polley.



André Deepwell, Chief Financial Officer and Corporate Secretary

The restructuring of the mining business, formation of the Company, and improvement in the cash resources of the Company from the sale of the Silvertip property, and the rights offering in early 2003 has given the Company the financial base to make it possible to proceed in this new direction.

The Company continues to operate the Huckleberry mine to maintain positive cash flow during this time of low copper prices. The expertise gained from operating a mine is valuable in our plans to bring further projects into production. During 2003 the Company will work to advance the use of new heap leach technology to improve copper recoveries at the Mount Polley mine, currently held on care and maintenance. Successful completion of test work and complimentary copper and gold prices and exchange rates could see the Mount Polley project back in production in a relatively short period of time.

Risk Factors

Exploration programs, development prospects and mining operations are affected by a number of factors that can significantly impact the operations and financial position of the Company.

Exploration and development prospects are affected by the price of copper and more importantly for the Company, the price of gold. Exploration and development requires significant amounts of capital and even if the funds were available, the outcome is dependent on finding sufficient quantities of minerals, permitting the project, constructing the processing and ancillary facilities and starting commercial production. This process takes time and many factors, including commodity prices and economic conditions, may change, affecting the viability of the project. The Company has expertise in managing these risks and will conduct its exploration and development activities to maximize returns for its shareholders.

The price of copper is a key determinant of revenues from mining operations as the Huckleberry mine is primarily a copper producer. Copper is sold in US dollars and therefore the US/Cdn dollar exchange rate is also a key factor in determination of revenue. Most of the debt of Huckleberry Mines Ltd. is denominated in US dollars and this affects the interest paid in Cdn dollars as well as the ultimate repayment amount of the debt. The Company's interest expense on its debt is based on floating rates, which vary with a number of factors, including international economic and political events. In addition, mining operations face various operating risks, including environmental risks. The Company minimizes risks from mine operations through prudent operating practices, using well trained and knowledgeable staff, obtaining insurance for certain risks, and hedging copper production and exchange rates.

Based on its 50% interest in the Huckleberry mine, the effect on the 2003 operating income of the Company for the following key indicators is as follows:

If the Copper price changes by US$0.01 per pound	$393,000
If the Gold price changes by US$10 per ounce	$66,000
If the US/Cdn Dollar Exchange Rate changes by US$0.01	$581,000
If the LIBOR rate changes by 1%	$586,000
If the Bank Prime Rate changes by 1%	$115,000

RESULTS OF OPERATIONS

Financial Results

Operating revenues decreased to $47.2 million in the year ended December 31, 2002 from $111.2 million in the year ended December 31, 2001. The majority of revenues in the year ended December 31, 2002 originated from the Huckleberry mine as operations at the Mount Polley mine were suspended in September 2001.

In the year ended December 31, 2002 Imperial incurred a loss of $23.0 million ($1.46 per share) compared to a net loss of $20.2 million ($2.51 per share) in the prior year.

The revenues and financial results of the Company are closely tied to those of the Huckleberry mine. The Company's share of Huckleberry's losses during 2002 totaled $16.2 million with the writedown of mineral exploration properties totaling a further $4.8 million. The remaining $2.0 million in losses was comprised of holding costs for mines on care and maintenance and corporate administration costs, net of other revenues.

The Company does not expect to return to profitable operations in 2003 as the Company's share of losses from the Huckleberry mine are projected to be about $11 million based on current assumptions. Cash requirements are considerably less than the loss due to the inclusion of non cash items therein however Huckleberry continues to face challenges in continuing operations at these low metal prices. Imperial is not obligated to fund its share of these losses which are obligations of Huckleberry Mines Ltd.

The financial future of Huckleberry Mines Ltd. is at the discretion of its lenders who continue to work with Huckleberry Mines Ltd. and its shareholders to find a way to meet Huckleberry's obligations to all its stakeholders.

Mineral Operations

Mineral revenues decreased to $46.6 million in 2002 from $110.0 million in the prior year. After deduction of mineral production and treatment and transportation but before financing charges, depletion and depreciation, Imperial's cash flow from its mining operations declined to $1.9 million in the year 2002 from $9.9 million in prior year. This decline is the result of a number of factors including the suspension of operations at the Mount Polley mine in September 2001, higher operating costs and lower sales volumes of copper concentrate from the Huckleberry mine. Copper prices continued to be weak and averaged slightly lower in 2002 compared to 2001.

Interest Expense

Interest expense on long term debt decreased to $3.3 million in 2002 from $5.6 million in 2001. Interest costs on long term debt were lower in 2002 due to lower interest rates in 2002 on Huckleberry mine debt and lower corporate non project debt levels. Interest expense on short term debt decreased as a result of lower average levels of short term debt including $3.0 million of short term debt that was transferred effective January 1, 2002 as part of the reorganization Plan from the mining business to IEI Energy Inc.

Foreign Exchange on Long Term Debt

Foreign exchange movements on US dollar denominated long term debt resulted in a gain of $0.5 million in the year 2002 compared to a loss of $3.5 million in the prior year when the Cdn dollar weakened significantly against the US dollar.

Writedown of Mineral Exploration Properties

The Company evaluates its mineral exploration property holdings on a regular basis. During 2002 the Company wrote down the carrying value of one of its exploration properties by $4.8 million to adjust the carrying value to market conditions. In late 2002 the Company sold the exploration property for proceeds of $1.8 million. In 2001 the Company recorded a writedown of $2.8 million on a number of exploration properties as conditions at that time indicated an impairment to future development prospects for these projects.

Writedown of Mining Property, Plant and Equipment

The Company also evaluates the carrying value of its producing property, plant and equipment. The continued weakness in the price of copper, uncertainty regarding the timing of a marked increase in the price of copper and the recent trend in the appreciation of the Cdn dollar versus the US dollar, have all impacted the future mining plans at the Huckleberry mine, resulting in a shortening of the expected life of the Huckleberry mine by about two years. Using these updated estimates the Huckleberry mine is now expected to close in the latter part of 2007 if no new sources of ore are found. As a result of these factors the recorded value of the Huckleberry mine had a carrying value in excess of its expected recoverable amount, requiring the Company to record an $8.4 million writedown to reduce the carrying value to the recoverable value.

In June 2001 the Company announced the suspension of mining and milling operations at Mount Polley mine for the end of September 2001. During the year ended December 30, 2001 the Company recorded a loss of $3.1 million on the writedown of the Mount Polley mine, net of cost reductions resulting from the suspension of mining and milling operations.

Taxes

In both 2002 and 2001, the effective tax recovery rate was significantly less than the expected tax rate of 39.6% in 2002 and 44.6% in 2001 due to a valuation allowance provided against tax recoveries originating from operating loss carry forwards, as well as, the recording of mineral and large corporation tax expense.

LIQUIDITY & CAPITAL RESOURCES

Cash Flow from Operations

The Company recorded a net loss of $23.0 million in 2002 compared to a net loss of $20.2 million in 2001, while cash flow from operations declined to $1.0 million in 2002 from $8.2 million in the prior year. Reduced operating margins from lower sales volumes of copper and gold as a result of the suspension of the Mount Polley mine and higher production costs at the Huckleberry mine negatively impacted cash flow from operations.

Working Capital

Working capital at December 31, 2002, excluding current portion of long term debt of $37.8 million, was greatly improved to $6.2 million from the working capital deficiency of $2.9 million at December 31, 2001. This improvement was as a result of the reorganization plan of IEI Energy Inc. which discharged $4.5 million in amounts owed to unsecured creditors of the mining business. All long term debt, including the current portion, is non recourse to Imperial, and the repayment terms of the long term debt on the Huckleberry mine are being renegotiated. The presentation in the financial statements is based on the repayment terms as they existed at December 31, 2002.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures totaled $3.8 million in 2002 versus $7.5 million in 2001. The expenditures in 2002 were primarily for Huckleberry mine ongoing capital projects totaling $3.2 million compared to $5.1 million in 2001. In 2001 the Company also spent $1.7 million on capital additions at the Mount Polley mine. Capital expenditures at Huckleberry are expected to be about $4.0 million in 2003.

Exploration expenditures were $0.6 million in 2002 and $0.7 million in 2001, primarily for drilling at the Sterling exploration project in Nevada. Expenditures on exploration projects is expected to be in excess of $1.0 million during 2003, primarily for drilling at Sterling.

In line with its new focus, the Company reduced its holdings of projects it does not consider key to its future. During the year 2002 the Company sold the Goldstream mine which had been on care and maintenance since 1996. In February 2003 the Company also sold the Similco mine which also ceased operations in 1996. Proceeds from the sale of the Goldstream mine and mineral properties and mining equipment other than the Silvertip project totaled $1.5 million in the year 2002 compared to $0.5 million in 2001.

Debt and Equity Financing

All of the Company's long term project debt is non recourse to the Company as it is secured only by the mining properties on which the funds were invested. Repayment of long term debt was $0.6 million during the year ended December 31, 2002 compared to a net $6.0 million in the prior year.

Net proceeds of $4.6 million were received by the mining business in April 2001 from the issuance of convertible debentures. These funds were used to repay short term debt used to purchase the additional interest in the Mount Polley mine from Sumitomo effective December 31, 2000. The convertible debentures were repaid in April 2002 with common shares of IEI Energy Inc. as part of the reorganization Plan of IEI Energy Inc.

Principal and interest payments on all of Huckleberry's debt are governed by the financial restructuring package negotiated in 1999 and are dependent on available cash. All long term project debt and related accrued interest deferred pursuant to the financial restructuring package for Huckleberry is due on June 30, 2003. Huckleberry continues discussion with its lenders to restructure the fixed payments due under its loans to payments to be made as and when cash is available during the remaining mine life. As Huckleberry may be unable to generate sufficient free cash flow to make this payment, the lenders may choose to exercise their security or make a new loan restructuring arrangement. This could result in Imperial forfeiting, reducing or otherwise changing its economic interest in the Huckleberry mine.

Payments of the long term debt on the Mount Polley mine are only due if the mine and mill are in operation during the particular month and any payments deferred due to non operation of the mine and mill are carried forward to the ensuing month. Since the suspension of operations in September 2001, the Company is not required to make payments on the long term debt on the Mount Polley mine totaling $5.6 million.

In February 2003 the Company completed a rights offering and realized net proceeds of $1.3 million. These funds will be used primarily for drilling at the Sterling exploration project. In April 2003 the Company further improving its working capital via securitizing of certain assets and releasing $1.4 million of cash included in future site reclamation deposits to pay $1.4 million in overdue property taxes for the Mount Polley mine.

Ongoing exploration expenditures, project holding costs, and general corporate costs will be financed from cash flow from operations, sale of assets, or joint venture arrangements and equity financings, when appropriate.

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements and all information in the annual report are the responsibility of management. These consolidated financial statements have been prepared by management in accordance with the accounting policies in the notes to the consolidated financial statements. Where necessary, management has made informed judgments and estimates of the outcome of events and transactions. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are appropriately authorized, assets are safeguarded from loss or unauthorized use and financial records properly maintained to provide reliable information for preparation of financial statements. Deloitte & Touche LLP, an independent firm of Chartered Accountants, has been engaged, as approved by a vote of the shareholders at the Company's most recent Annual General Meeting, to examine the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provide an independent professional opinion. Their report is presented with the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee, which is comprised of a majority of non management Directors, meets with management and the external auditors to satisfy itself that management responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.





Brian Kynoch
President

André H. Deepwell
Chief Financial Officer

March 21, 2003

Auditors' Report

To the Shareholders of Imperial Metals Corporation

We have audited the consolidated balance sheet of Imperial Metals Corporation as at December 31, 2002 and the consolidated statements of loss and deficit and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants

Vancouver, British Columbia
March 21, 2003

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001	2002	2001 (Unaudited Proforma - Note 17)
ASSETS		
Current Assets		
Cash and cash equivalents	$ 2,591,585	$ 2,696,509
Marketable securities [Market value – $1,538,705 (2001 - $ nil)]	1,056,152	–
Accounts receivable	2,481,264	4,074,460
Inventory (Note 5)	8,002,762	6,908,209
	14,131,763	13,679,178
Mineral Properties (Notes 4 and 6)	49,140,467	69,464,188
Future Site Reclamation Deposits	7,352,584	7,665,075
Other Assets (Note 7)	1,392,341	1,448,256
	$ 72,017,155	$ 92,256,697
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 7,920,064	$ 10,757,315
Current portion of limited recourse long term debt (Notes 4 and 8)	37,797,335	31,507,776
	45,717,399	42,265,091
Limited Recourse Long Term Debt and Accrued Interest (Notes 4 and 8)	41,908,279	46,036,627
Other Long Term Debt (Notes 1 and 8)	–	3,000,000
Convertible Debentures (Note 9)	–	2,692,717
Future Site Reclamation Costs	8,646,811	8,781,881
	96,272,489	102,776,316
CAPITAL DEFICIENCY		
Share Capital (Note 10)	2,755,182	–
Deficit	(27,010,516)	–
Net Deficiency of the Mining Business	–	(10,519,619)
	(24,255,334)	(10,519,619)
	$ 72,017,155	$ 92,256,697

Continuing Operations and Contingent Liabilities (Notes 1 and 13)

Approved by the Board:





Larry G. J. Moeller
Director

Brian Kynoch
Director

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years Ended December 31, 2002 and 2001	2002	2001 (Unaudited Proforma - Note 17)
REVENUES		
Mineral, net of royalties	$ 46,603,195	$ 109,960,191
Other	635,548	1,193,557
	47,238,743	111,153,748
EXPENSES		
Mineral production, treatment and transportation	44,653,877	100,045,139
Depletion, depreciation and amortization	8,658,453	13,165,643
Administration	933,268	755,944
Capital taxes	47,007	164,627
Interest on long term debt	3,256,466	5,593,566
Other interest	227,147	1,191,840
Foreign exchange (gain) loss on long term debt	(495,085)	3,492,758
Other foreign exchange loss	114,824	736,446
	57,395,957	125,145,963
OPERATING LOSS	10,157,214	13,992,215
Deduct (Add)		
Writedown of mineral exploration properties	4,816,514	2,777,354
Writedown of mining property, plant and equipment	8,354,000	3,138,390
Other	(526,583)	(143,367)
	12,643,931	5,772,377
LOSS BEFORE TAXES	22,801,145	19,764,592
Income and mining taxes (Note 11)	166,938	475,981
NET LOSS	22,968,083	$ 20,240,573
Deficit, Beginning of Year	–	
Adjustment to conform the accounting policies of the Mining Business acquired from Old Imperial to the accounting policies of the Company (Notes 1 and 3)	4,042,433	
Deficit, End of Year	$ 27,010,516	
Loss Per Share (Note 12)	$ 1.46	$ 2.51

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002 and 2001	2002	2001 (Unaudited Proforma - Note 17)
OPERATING ACTIVITIES		
Net loss	$ (22,968,083)	$ (20,240,573)
Items not affecting cash flows		
Depletion, depreciation and amortization	8,658,453	13,165,643
Writedown of mineral exploration properties	4,816,514	2,777,354
Writedown of mining property, plant and equipment	8,354,000	3,138,390
Foreign exchange (gain) loss on long term debt	(495,085)	3,492,758
Accrued interest on long term debt	2,890,845	4,574,100
Other	(220,623)	1,313,676
	1,036,021	8,221,348
Net change in non-cash operating balances (Note 16)	2,029,448	4,974,057
Cash provided by operating activities	3,065,469	13,195,405
FINANCING ACTIVITIES		
Repayment of long term debt	(565,929)	(10,068,009)
Increase in long term debt	–	4,100,000
Convertible debentures, net of issue costs of $82,301 (Note 9)	–	4,587,699
Decrease in other long term liabilities	–	(1,753,665)
Cash used in financing activities	(565,929)	(3,133,975)
INVESTMENT ACTIVITIES		
Acquisition and development of properties	(3,755,813)	(7,468,786)
Proceeds on sale of mineral properties	2,207,936	488,161
Decrease (increase) in future site reclamation deposits	111,491	(2,133,829)
Other	94,647	(10,659)
Cash used in investment activities	(1,341,739)	(9,125,113)
INCREASE IN CASH AND CASH EQUIVALENTS	1,157,801	$ 936,317
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	–	
CASH AND CASH EQUIVALENTS ACQUIRED ON ACQUISITION OF THE MINING BUSINESS (Note 3)	1,433,784	
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 2,591,585	

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Years Ended December 31, 2002 and 2001	2002	2001 (Unaudited Proforma - Note 17)
OPERATING ACTIVITIES		
Interest expense paid	$ 414,203	$ 1,457,560
Income and mining taxes paid	$ 352,020	$ 330,482

SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES

Pursuant to the Plan (Note 1) the Company acquired the mining business from its parent company in consideration for common shares of the Company (Note 3) with a book value of $2,755,181.

During the year ended December 31, 2002

(a) the Company sold its wholly owned subsidiary that owned the shutdown Goldstream Mine. Concurrent with the sale, the Company paid $400,000 to purchase 800,000 common shares of the purchaser, Orphan Boy Resources Inc.

(b) the Company sold an interest in a mineral property and received part of the proceeds in common shares of the purchaser valued at $50,000, the market value of the shares received.

(c) the Company sold a mineral property and received part of the proceeds in common shares of the purchaser valued at $605,000, the market value of the shares received.

See accompanying notes to these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001
(Information as of December 31, 2001 and for the Year Ended December 31, 2001 is Proforma and Unaudited)

1. BASIS OF PRESENTATION AND CONTINUING OPERATIONS

Imperial Metals Corporation ("Imperial" or the "Company"), formerly IMI Imperial Metals Inc., was incorporated in December 2001.

In April 2002, IEI Energy Inc. ("Energy"), formerly Imperial Metals Corporation ("Old Imperial"), was reorganized under a Plan of Arrangement (the "Plan") pursuant to the Company Act of British Columbia and the Companies' Creditors Arrangement Act. The Plan was approved by the creditors and shareholders of Old Imperial on March 7, 2002 and by the Supreme Court of British Columbia on March 8, 2002, and implemented in April 2002.

Under the Plan, Old Imperial divided its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of Old Imperial's existing oil and natural gas and investment assets (the "Energy Business") were retained in Old Imperial, which was renamed IEI Energy Inc. All of Old Imperial's mining assets and related liabilities (the "Mining Business") including the name "Imperial Metals Corporation" were transferred to the Company that was then renamed Imperial Metals Corporation.

The acquisition of the Mining Business by Imperial was recorded in the accounts of Imperial as of January 1, 2002 as the reorganization occurred with entities under common control. Details of the assets and liabilities acquired are summarized in Note 3.

Imperial had no operations prior to January 1, 2002. For comparative purposes the Company has provided unaudited proforma comparative financial information based on the historical financial information of the Mining Business formerly part of Energy. Details of the assumptions and basis of presentation used to prepare the comparative proforma financial information are described in Note 17.

These financial statements are presented on the basis of a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. During the year the Company incurred a net loss of $22,968,083 of which $16,176,138 represents its share of loss from joint venture operations (Note 14).

The continuation of the Company is dependent on its ability to generate positive cash flow from its operations, the ability to obtain additional financing from shareholders or third parties to meet obligations as they come due and ultimately the achievement of profitable operations.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the following policies:

Basis of Consolidation

The consolidated financial statements include the accounts of the Company, all its wholly owned subsidiaries and its proportionate share of joint ventures.

Cash and Cash Equivalents

Cash equivalents include money market instruments that are readily convertible to cash and have maturities at the date of purchase of less than ninety days.

Marketable Securities

Marketable securities are carried at the lower of cost and market value.

Inventory

Gold, copper and molybdenum concentrates are valued at the lower of production cost to produce saleable metal and net realizable value. Stores and supplies inventories are valued at the lower of cost and replacement cost.

Mineral Properties

Producing Mining Property, Plant and Equipment

Producing mining property, plant and equipment is carried at cost less accumulated depletion and depreciation. Depletion and depreciation are computed primarily by property on the unit-of-production method based upon estimated recoverable reserves excluding certain assets at a cost of $7,176,097 (2001 - $11,301,613) which are depreciated on a straight line basis as follows:

Mobile mine equipment and vehicles	3-8 years
Office, computer and communications equipment	3-10 years

Maintenance and repairs are charged to operations when incurred. Renewals and betterments, which extend the useful life of the assets, are capitalized.

The Company recognizes writedowns for impairment where the carrying values of producing mining property, plant and equipment exceeds its estimated long term net recoverable value.

Pre-production and Exploration Properties

The Company follows the method of accounting for its mineral properties whereby all costs related to acquisition, exploration and development are capitalized by property. Capitalized costs include interest and financing costs for amounts borrowed for mine development and plant construction, and operating costs, net of revenues, prior to the commencement of commercial production. On the commencement of commercial production, net costs are charged to operations on the unit-of-production method by property based upon estimated recoverable reserves.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the properties, and on future profitable production or proceeds from the disposition thereof.

Future Site Reclamation Costs

The estimated costs for reclamation of producing resource properties are accrued and charged to operations over commercial production based upon total estimated reclamation costs and recoverable reserves. The estimated costs for reclamation of non-producing resource properties are accrued as liabilities when the costs of site clean-up and reclamation can be reasonably estimated.

Income Taxes

The Company accounts for income taxes using the asset and liability method of accounting. Under this method future income tax liabilities and future income tax assets are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using substantially enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

Debt Issue Costs

Debt issue costs are capitalized and amortized over the term of the debt to which they relate.

Revenue Recognition

Estimated mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the concentrate transfers to the customer. The estimated revenue is subject to adjustment upon final settlement, which is usually four to five months after the date of shipment.

These adjustments reflect changes in metal prices, changes in currency rates and changes in quantities arising from final weight and assay calculations.

Hedge Contracts

The Company may enter into contracts as a hedge against currency and commodity price fluctuations for a portion of anticipated revenue and production. Any gains or losses on these contracts are recorded in sales when revenues from the hedged production is recognized.

Joint Ventures

A portion of the Company's exploration and operating activities is conducted jointly with others and accordingly these financial statements reflect only the Company's proportionate interest in such activities.

Foreign Currency Translation

The Company uses the temporal method to translate transactions and balances denominated in foreign currencies. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at average exchange rates in the month they occurred except for depletion, depreciation and amortization of assets which are translated using the same rates as the related assets. Gains and losses on translation are recorded in the statement of income.

Segmented Information

The Company operates substantially in Canada and in one segment, the mining industry.

Stock Based Compensation

Effective January 1, 2002 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants for stock based compensation and other stock based payments. The new recommendations require that stock based payments to non employees be accounted for using a fair value based method of accounting. The recommendations encourage, but do not require, the use of a fair value based method to account for stock based compensation to employees and directors. The Company has elected to not use the fair value based method to account for stock based compensation to employees and directors, however it has disclosed the proforma effect of the stock based compensation on its financial results. Compensation expense is determined when stock options are issued to non-employees and non-directors and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

Earnings Per Share

Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares exercisable upon the exercise of stock options and are excluded from the computation if their effect is anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. ACQUISITION OF THE MINING BUSINESS

The assets and liabilities of the Mining Business were acquired by Imperial effective January 1, 2002 in exchange for 15,769,410 common shares of the Company and were recorded at Energy's book values at that date. Details of the net assets acquired are as follows:

Working Capital	
Cash	$ 1,433,784
Accounts Receivable	6,615,777
Inventory	4,848,071
Accounts payable and accrued liabilities	(6,363,341)
Current portion of limited recourse long term debt	(31,507,776)
	(24,973,485)
Mineral properties	69,085,490
Future site reclamation deposits	7,665,075
Other assets	5,796,609
Limited recourse long term debt and accrued interest	(46,036,627)
Future site reclamation costs	(8,781,881)
Net Assets acquired before change in accounting policies noted below	$ 2,755,181
Consideration for the purchase of the mining business of Energy:	
Issue of 15,769,410 common shares of Imperial	$ 2,755,181

Effective January 1, 2002 the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants whereby foreign exchange gains and losses on translation of long term monetary items are now recognized when incurred. Previously such translation gains and losses in Old Imperial were deferred and recognized over the term of the related monetary item. Also, the Company has a different accounting policy for revenue recognition than that of Old Imperial. The Company's accounting policy is to record mineral sales when title to the concentrate transfers to the customer. Old Imperial recognized mineral sales when concentrate is loaded onto trucks at the mine site and therefore, revenue as recorded by Old Imperial had to be adjusted to conform with the accounting policy of the Company.

These adjustments, which are not incorporated in the book values of assets and liabilities acquired from Energy, resulted in an increase in the amount of inventory and mineral properties and a decrease in accounts receivable, deferred foreign exchange, accounts payable and accrued liabilities at January 1, 2002 of $2,060,138 (December 31, 2001 - $2,499,971), $378,698 (2001 - $nil), $2,541,316 (2001- $3,356,714), $4,172,805 (2001 - $2,469,637) and $232,852 (2001 - $419,784) respectively, and a charge to the deficit of $4,042,433 as at January 1, 2002 (January 1, 2001 - $2,906,596).

4. CONTINUING OPERATIONS OF HUCKLEBERRY MINES LTD.

The Company has a 50% interest in Huckleberry Mines Ltd. ("Huckleberry") which is engaged in copper mining operations in British Columbia ("Huckleberry Mine"). The Company accounts for Huckleberry as an incorporated joint venture and recognizes its proportionate share of the assets, liabilities, revenues and expenses of Huckleberry in these financial statements.

As a result of the depressed metal prices in 1998, Huckleberry could not meet its scheduled obligations at December 31, 1998 for payment of interest on long term debt with its lenders (the "Lenders") (Notes 8(b) and (c)). As a result, Huckleberry negotiated a financial restructuring package, which among other provisions, resulted in a deferral of all principal and interest payments on the Huckleberry Mine Construction Loan and the Huckleberry Mine Infrastructure Loan. For the years 1999 through to 2002, payments of principal and interest were dependent on available cash. At December 31, 2002, Huckleberry's aggregate long term debt and accrued interest amounted to $150,669,600 of which the Company's share is $75,334,800.

On December 31, 2002 Huckleberry was obligated to repay the portion of the Huckleberry Mine Construction Loan and all accrued unpaid interest thereon aggregating $58.8 million (US$37.2 million) which was deferred as part of the financial restructuring package. The repayment date on the Huckleberry Mine Construction Loan was subsequently extended to June 30, 2003. The remaining principal and interest owing by Huckleberry on June 30, 2003 is estimated to be approximately $31.6 million (US$20.0 million) and $32.2 million (US$20.4 million), respectively. Huckleberry's ability to meet or renegotiate this obligation as it comes due is dependent on the continued support of the Lenders, the ability to obtain other financing and/or the achievement of sufficient cash flow from operations. If Huckleberry was unable to meet or renegotiate this obligation and the Lenders realized upon their security, then Huckleberry may be unable to continue as a going concern and material adjustments would be required to the Company's share of Huckleberry's carrying value of assets and liabilities in the amount of $49,414,211 and $81,672,201, respectively, and the balance sheet classifications used. Such adjustments would not have a material effect on the ongoing operations of the Company excluding its interest in Huckleberry as disclosed in Note 14. Huckleberry is continuing to negotiate with the Lenders to restructure the loan, however there is no assurance that the negotiations will be successfully concluded.

5. INVENTORY

	2002	2001 (Unaudited Proforma - Note 17)
Concentrate and bullion work in process	$ 3,559,438	$ 2,423,873
Supplies	4,443,324	4,484,336
	$ 8,002,762	$ 6,908,209

6. MINERAL PROPERTIES

	2002			2001 (Unaudited Proforma - Note 17)
	Cost	Accumulated Depletion, Depreciation & Writedowns	Net Book Value	Net Book Value
Producing mining property, plant and equipment				
Mineral properties	$ 27,276,405	$ 24,739,005	$ 2,537,400	$ 3,415,731
Buildings, machinery and equipment	96,150,868	74,423,374	21,727,494	30,601,467
Tailings and reclaim facilities	43,620,339	25,842,227	17,778,112	21,130,099
Mobile mine equipment and vehicles	13,896,922	10,671,560	3,225,362	4,208,047
Land	70,490	–	70,490	70,490
	181,015,024	135,676,166	45,338,858	59,425,834
Exploration Properties				
Acquisition and exploration costs	3,801,609	–	3,801,609	10,038,354
	$ 184,816,633	$ 135,676,166	$ 49,140,467	$ 69,464,188

7. OTHER ASSETS

	2002	2001 (Unaudited Proforma - Note 17)
Loan receivable	$ 1,250,000	$ 1,250,000
Equipment and leasehold improvements	142,341	161,699
Debt issue costs	–	36,557
	$ 1,392,341	$ 1,448,256

The loan receivable represents the other venturers' share of a credit facility provided by the Company to its 50% investee, Huckleberry. Interest on the loan is calculated at bank prime rate plus 1.2% and the loan is secured by a $2.5 million demand fixed and floating charge debenture containing a charge on specific assets and a floating charge on all other assets of Huckleberry. Repayments of principal, and payment of interest, are due June 15th and December 15th of each year and are subject to available cash flow. Based on expected cash flows for the year 2003 none of this loan has been classified as current.

8. LONG TERM DEBT

	Note	2002	2001 (Unaudited Proforma - Note 17)
Mount Polley Mine Construction Loan	(a)	$ 5,620,814	$ 5,289,434
Huckleberry Mine Construction Loan	(b)	47,388,000	47,778,000
Huckleberry Mine Infrastructure Loan	(c)	7,248,763	7,248,763
Huckleberry Mine Conditional Sales Agreement	(d)	–	574,989
Huckleberry Mine Accrued Interest		19,448,037	16,653,217
		74,084,800	72,254,969
Credit facility	(e)	–	3,000,000
		79,705,614	80,544,403
Less portion due within one year		(37,797,335)	(31,507,776)
		$ 41,908,279	$ 49,036,627
Total long term debt consists of:			
Limited recourse long term debt and accrued interest		$ 41,908,279	$ 77,544,403
Other long term debt		–	3,000,000
		$ 41,908,279	$ 80,544,403

The Huckleberry Mine loans and accrued interest represent the Company's 50% interest in long term debt and accrued interest of Huckleberry, are repayable solely by Huckleberry and therefore the Huckleberry long-term debt is non-recourse to the Company.

Minimum principal payments, including accrued interest outstanding at December 31, 2002, due in the next five years and thereafter are as follows:

	US$ Denominated Loans	Cdn$ Denominated Loans	Cdn$ Total
Year ended December 31, 2003	US$ 18,597,418	Cdn$ 8,420,854	$ 37,797,335
Year ended December 31, 2004	2,999,000	1,000,000	5,737,220
Year ended December 31, 2005	2,999,000	1,000,000	5,737,220
Year ended December 31, 2006	4,999,000	1,000,000	8,896,420
Year ended December 31, 2007	4,999,000	123,763	8,020,183
Thereafter	4,999,000	–	7,896,420
Payment date not determinable (Note 8(a))	–	5,620,814	5,620,814
	US$ 39,592,418	Cdn$ 17,165,431	$ 79,705,614

(a) Mount Polley Mine Construction Loan

Loan from a company related to the former joint venture partner of the Mount Polley Mine in the amount of $6,300,000 (2001 - $6,300,000) secured solely by and limited in recourse to the Company's interest in the mining lease and other assets of the Mount Polley Mine.

	2002	2001 (Unaudited Proforma - Note 17)
Payments due in sixty monthly installments of $116,667 limited to a maximum of ten installments per year commencing April 1, 2001. Monthly installments are payable only if the mine and mill are in operation during the month. If the Company has not paid the sum of $7.0 million by December 31, 2010 as a result of postponements of monthly payments on the basis described above, the obligation to make payments will cease on that date.	$ 6,300,000	$ 6,300,000
Less portion representing deemed interest	(679,186)	(1,010,566)
	5,620,814	5,289,434
Less portion due within one year	–	–
	$ 5,620,814	$ 5,289,434

The obligation was originally recorded on a present value basis with deemed interest calculated at 7% per annum under the original repayment terms. As a result of the suspension of mining and milling operations at the Mount Polley Mine during the year ended December 31, 2001 the repayment dates on this debt are not determinable.

(b) Huckleberry Mine Construction Loan

Loan from a consortium of shareholders of Huckleberry in the amount of $47,388,000 (US$30,000,000) (2001 – $47,778,000; US$30,000,000) with interest at the 6 month Libor rate plus 1.2% (2.63% at December 31, 2002) secured by a first fixed charge on all assets which comprise, are utilized primarily in connection with, or are necessary for the operation of the Huckleberry Mine, except for those components financed by the Huckleberry Mine Infrastructure Loan (Note 8(c)), in which case the Lenders have a second fixed charge. In addition, the Lenders hold a floating charge over all other assets of Huckleberry.

As part of a financial restructuring package for Huckleberry negotiated in 1999, repayments for 1999 and subsequent years were subject to available cash flow with any deferred principal and interest payments to January 1, 2002 due on that date. As a result of a series of extensions this repayment date has been extended to June 30, 2003. The principal and interest due on June 30, 2003 is estimated to amount to $31.9 million (US$20.2 million). As discussed in Note 4, Huckleberry is engaged in discussion with the lenders to extend or renegotiate this payment and there is no assurance that Huckleberry will be able to satisfy this payment when it is due.

(c) Huckleberry Mine Infrastructure Loan

Loan in the amount of $7,248,763 (2001 - $7,248,763) with interest calculated at a bank prime rate (4.5% at December 31, 2002) until November 3, 1999 and subsequent to that date at bank prime rate plus 4% for any period during which the average London Metal Exchange ("LME") copper price is less than US$1.20 per lb. and at bank prime rate plus 6% for any period during which the average LME copper price is equal to or greater than US$1.20 per lb. Collateral for the debt is provided by a specific and first charge over the project components financed by the loan and a floating charge over all other assets of the Huckleberry Mine, subordinated to the claims of the Huckleberry Mine Construction.

Under the restructuring package referred to in Note 8(b) above, the lender of the Huckleberry Mine Infrastructure Loan also agreed to make repayments for 1999 and subsequent years contingent on available cash flow with any deferred principal and interest payments to January 1, 2002 due on that date. As a result of a series of extensions this repayment date has been extended to June 30, 2003. The principal and interest due on June 30, 2003 is estimated to amount to $9.4 million.

(d) Huckleberry Mine Conditional Sales Agreement

Conditional sales agreement for $nil (2001 – $574,989; US$361,037) repayable in monthly installments of US$32,022 with interest at 11.667% secured by a registered charge on certain mobile mining equipment.

(e) Credit Facility

The credit facility of $nil (2001 - $3,000,000) from a company controlled by a director, repayable on June 30, 2003 with interest at 10% per annum was transferred from the Mining Business to Energy as part of the Plan (Note 1) and therefore no longer a liability of the Mining Business.

9. CONVERTIBLE DEBENTURES

The 8% subordinated secured convertible debentures with a face value of $nil (2001 - $4,670,000) were transferred from the Mining Business to Energy as part of the Plan (Note 1) and subsequently settled.

10. SHARE CAPITAL

Authorized

50,000,000 First Preferred shares without par value

50,000,000 Second Preferred shares without par value issuable in series with rights and restrictions to be determined by the directors

100,000,000 Common Shares without par value

Issued and Fully Paid	2002		2001 (Unaudited)	
	Number of Shares	Issue Price or Attributed Value	Number of Shares	Issue Price or Attributed Value
Common shares				
Balance, beginning of year	1	$ 1	–	$ –
Issued on incorporation of the Company	–	–	1	1
Issued on acquisition of the Mining Business of Energy (Note 1)	15,769,410	2,755,181	–	–
Balance, end of year	15,769,411	$ 2,755,182	1	$ 1

The Company was incorporated in December 2001.

Share Option Plan

Under the Share Option Plan the Company may grant options to its directors, officers and employees for the purchase of up to 1,500,000 common shares of the Company. No options were outstanding prior to July 22, 2002. Under the plan, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three year period.

On July 22, 2002 the Company granted to employees and directors options to purchase 1,495,000 shares at an exercise price of $0.50 per share. These share options have a term of five years and expire in 2007.

Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $60,137 in respect of the share options issued in July 2002. Proforma earnings information determined under the fair value method of accounting for stock options is as follows:

	Year Ended December 31, 2002
Net Loss	
As reported	$ 22,968,083
Proforma compensation expense	60,137
Proforma Net Loss	$ 23,028,220
Basic and diluted loss per share	
As reported	$ 1.46
Proforma	$ 1.46

The fair value of the share options was estimated to be $0.22 per share option at the date of grant using the Black-Scholes option pricing model, based on the following assumptions:

Dividend yield	0%
Risk free interest rate	4.3%
Expected life	5 years
Expected volatility	55%

Forfeitures of options will accounted for in the period of forfeiture.

A summary of the status of the Company's share option plan as of December 31, 2002 and changes during the years is presented below:

	2002	
	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	–	–
Granted	1,495,000	$ 0.50
Outstanding at end of year	1,495,000	$ 0.50
Options exercisable at end of year	498,333	$ 0.50

The following table summarizes information about the share options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.50	1,495,000	4.55 years	$0.50	498,333	$0.50

Share Purchase Warrants

On January 1, 2002, 200,000 common share purchase warrants were outstanding to the Mount Polley lender (Note 8(a)). These share purchase warrants were issued as compensation for rescheduling and extending the repayment terms on the Mount Polley Construction Loan during the year ended December 31, 1999. Each share purchase warrant was exercisable at a price of $12.50 up to December 31, 2002 and they were not exercised and expired at that date.

11. INCOME AND MINING TAXES

The reported income tax provision differs from the amounts computed by applying the Canadian federal and provincial statutory rates to the net loss before income taxes due to the following reasons:

	2002		2001 (Unaudited Proforma Note 17)	
	Amount	%	Amount	%
Loss before taxes:	$ (22,801,145)	100.0	$ (19,764,592)	100.0
Recovery of taxes thereon at the basic statutory rates	(9,029,253)	(39.6)	(8,815,008)	(44.6)
Increase resulting from:				
Tax losses and future tax assets not recognized in the period they arose	9,285,887	40.7	9,868,000	49.9
Resource allowance and earned depletion	(279,416)	(1.2)	(1,054,000)	(5.3)
B.C. mineral taxes	101,000	0.4	306,000	1.5
Large corporation taxes	74,000	0.3	170,000	0.9
Other	14,721	0.1	989	–
Income and mining taxes	$ 166,938	0.7	$ 475,981	2.4

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets (liabilities) is as follows:

	2002	2001 (Unaudited Proforma - Note 17)
Mineral properties	$ 26,945,000	$ 40,079,000
Net operating tax losses carried forward	10,909,000	10,239,000
Other	556,000	(122,000)
Net future tax asset	38,410,000	50,196,000
Less: valuation allowance	(38,410,000)	(50,196,000)
	$ –	$ –

12. LOSS PER SHARE

Loss per common share is calculated on the basis of the weighted average number of common shares outstanding during the year ended December 31, 2002 of 15,769,411 (2001 – 8,063,134). Incremental common shares exercisable upon the exercise of convertible debentures (Note 9) and stock options (Note 10) have been excluded from the computation of diluted loss per share as their effect is anti-dilutive.

For purposes of calculating proforma earnings per share for the comparative figures, the weighted average number of outstanding common shares of the Company have been assumed to be the same as those of Energy after giving effect to the 1 for 10 consolidation of the common shares of Energy under the Plan, being 8,063,134 common shares for the year ended December 31, 2001.

13. CONTINGENT LIABILITIES

(a) During 1998 the Company successfully negotiated an economic plan for both the Mount Polley Mine and Huckleberry Mine sponsored by the Job Protection Commission of British Columbia. Under the terms of the arrangements, which were effective in July 1998, both mines realized cost reductions for a period of two years. Certain of the cost reductions are contingently repayable in the event that commodity prices and exchange rates exceed specified levels during each calendar quarter. Assistance has been recorded as a reduction in the related cost where it is not repayable or is contingently repayable as described above. Costs for which only the related payment has been deferred are recorded as expenses in the period they are incurred with the related liability disclosed as current or long term depending on the anticipated date of repayment. The maximum contingency repayable at December 31, 2002 is $10,170,575 (2001 - $10,170,575) and the obligation to make payments will cease in July 2003.

(b) Certain of the shareholders of Huckleberry other than the Company have provided letters of credit totaling $2.0 million on behalf of Huckleberry to secure future site reclamation deposits. If these letters of credit were to be exercised by the holder then Huckleberry would be obligated to reimburse the shareholders for the $2.0 million paid out by them under the letters of credit.

14. JOINT VENTURE

The consolidated financial statements of the Company are comprised of the following amounts which include the Company's share of joint venture assets, liabilities and results of operations from Huckleberry:

	2002			2001
	Huckleberry (50% interest)	Imperial (excluding Huckleberry)	Consolidated Total	Unaudited Proforma (Note 17) Huckleberry (50% interest)
Balance Sheet				
Cash and cash equivalents	$ 1,299,427	$ 1,292,158	$ 2,591,585	$ 1,149,846
Other current assets	8,585,476	2,954,702	11,540,178	8,644,214
Mineral properties	39,424,740	9,715,727	49,140,467	52,937,227
Other assets	104,568	8,640,357	8,744,925	104,794
	49,414,211	22,602,944	72,017,155	62,836,081
Accounts payable and accrued charges	(5,172,687)	(2,747,377)	(7,920,064)	(4,248,249)
Long term debt, including current portion	(75,334,800)	(4,370,814)	(79,705,614)	(73,504,969)
Other liabilities	(1,164,714)	(7,482,097)	(8,646,811)	(1,164,714)
Net assets	$ (32,257,990)	$ 8,002,656	$ (24,255,334)	$ (16,081,851)
Statement of Loss				
Revenues	$ 45,590,537	$ 1,648,206	$ 47,238,743	$ 45,565,164
Expenses	61,766,675	8,440,151	70,206,826	55,990,133
Net Loss	$ (16,176,138)	$ (6,791,945)	$ (22,968,083)	$ (10,424,969)
Statement of Cash Flows				
Cash flow from operations	$ 3,112,567	$ (2,076,546)	$ 1,036,021	$ 6,095,632
Net change in non cash operating balances	983,175	1,046,273	2,029,448	(676,041)
Operating activities	4,095,742	(1,030,273)	3,065,469	5,419,591
Financing activities	(565,929)	–	(565,929)	(633,917)
Investment activities	(3,380,232)	2,038,493	(1,341,739)	(4,834,139)
Increase (decrease) in cash and cash equivalents	$ 149,581	$ 1,008,220	$ 1,157,801	$ (48,465)

The Company's share of related party transactions and balances with the Company's joint venture partners are as follows:

	2002	2001 (Unaudited Proforma - Note 17)
Accounts receivable	$ 972,386	$ 2,239,311
Accounts payable and accrued liabilities	$ 81,388	$ 29,768
Accrued interest on long term debt	$ 15,152,183	$ 13,256,824
Mineral revenue earned	$ 43,761,806	$ 42,428,234
Mineral production costs incurred	$ 11,304,505	$ 11,580,434
Interest on long term debt	$ 2,058,822	$ 3,659,580
Other interest	$ –	$ 220,532

15. FINANCIAL INSTRUMENTS, INTEREST RATE AND CREDIT RISK

At December 31, 2002 the carrying value of cash and cash equivalents, accounts receivable, future site reclamation deposits, and accounts payable and accrued liabilities approximates their respective fair values. In view of the uncertainty over the Company's ability to repay the long term debt which relates to the Mount Polley and Huckleberry mines as described in Notes 4 and 8, the fair value of these debts are also not readily determinable.

Interest rate risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. The Company's US dollar denominated long term debt bears interest at 1.2% above the 6 month Libor rate and the majority of the Cdn dollar denominated long term debt bears interest at Canadian Bank prime rate plus 4%.

The Company's Canadian mineral revenues have historically been dependent on selling concentrates to one or two smelters. However, as these customers are large, well capitalized and diversified multinationals, credit risk is considered to be minimal.

The Company is exposed to fluctuations in commodity prices and exchange rates and from time to time enters into contracts to hedge or manage its exposure. The Company has a 50% interest in the following contracts held by Huckleberry:

(a) At December 31, 2002, as part of Huckleberry's program to hedge anticipated production revenues, Huckleberry entered into hedge contracts that give Huckleberry the right, but not the obligation, to sell an aggregate US$3.0 million per month for the period January to September 2003 at an exchange rate of $1.55 per US$1. The fair value of these contracts at December 31, 2002 was $274,470 (US$173,759).

(b) At December 31, 2002 Huckleberry entered into a hedge contract that gives Huckleberry the right, but not the obligation, to sell 3.9 million pounds of copper for the month of January 2003 at a minimum price of US$0.72 per pound. The fair value of this contract at December 31, 2002 was $122,763 (US$77,718).

(c) Subsequent to December 31, 2002 Huckleberry entered into hedge contracts that give Huckleberry the right, but not the obligation, to sell 3.9 million pounds of copper for each of the months of May and June 2003 at a minimum price of US$0.76 per pound.

16. NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL BALANCES

The net change in non-cash operating working capital balances consists of the following:

	2002	2001 (Unaudited Proforma - Note 17)
Marketable securities	$ (1,152)	$ –
Accounts receivable	1,578,113	2,769,410
Inventory	(1,144,553)	2,695,574
Accounts payable and accrued liabilities	1,597,040	(132,927)
Short term debt	–	(358,000)
	$ 2,029,448	$ 4,974,057

17. PROFORMA COMPARATIVE FIGURES

The proforma comparative figures represent the assets, liabilities, results of operations and cash flows of the Mining Business of Old Imperial which was acquired by the Company effective January 1, 2002. It has been prepared based on the audited financial position and results of operations of Old Imperial as of and for the year ended December 31, 2001 after the unaudited financial position and results of operations of the Energy Business for the year ended December 31, 2001, which was retained by Old Imperial, had been removed.

The proforma information for the year ended December 31, 2001 includes services to and costs incurred on behalf of the Mining Business by Old Imperial. Direct and indirect costs have been allocated to the Mining Business based on management's best estimate of the portion of the cost attributable to the operations. These proforma amounts also reflect an internal allocation of Old Imperial's interest expense, income tax provision and future income taxes. Interest expense on Old Imperial's corporate indebtedness is included in these financial statements on the basis that it was incurred primarily in respect of the mining operations. Actual results which would have occurred if the Company had been operated as a separate legal entity may differ from these estimates.

Administration costs are allocated 90% to the Mining Business and 10% to the Energy Business based on management's best estimate of time and effort expended on the revenue and expenditure related to each operating unit. Other interest expense, excluding interest related to carrying charges on the marketable securities, investments and oil and natural gas assets owned by Old Imperial, is allocated 100% to the Mining Business because the related interest bearing short and long term debt all relates to the mining operations of the Mining Business. Income, mining and capital taxes are allocated to the Mining Business based on its pretax income, taking into account all adjustments for calculating taxable income under the Income Tax Act, and calculated on a separate company basis.

The proforma comparative figures have also been adjusted to conform the accounting policies of the Mining Business to those of the Company. The nature and effect of these changes on the comparative figures are described in Note 3.

18. SUBSEQUENT EVENTS

Subsequent to year end:

(a) the Company completed a Rights Offering and realized gross proceeds of $1,379,824 before deduction of costs totaling $130,559 from the issuance of 3,942,353 common shares, the maximum allotted under the Rights Offering, at $0.35 per common share.

During the year ended December 31, 2002 the Company entered into a rights advisory and standby agreement with an investment dealer. As consideration for this guarantee the investment dealer received warrants to purchase up to 250,000 common shares of the Company at a price of $0.36 per share until December 30, 2003.

(b) the Company sold a wholly owned subsidiary for proceeds of $150,000. Included in accounts payable and accrued liabilities as of December 31, 2002 was a deposit from the purchaser for $150,000. The Company may receive up to an additional $150,000 in cash proceeds subject to adjustment for certain costs incurred.


NAK
HUCKLEBERRY
MOUNT POLLEY

Directors and Senior Officers

Dr. K. Peter Gelb*	Director
Larry G.J. Moeller*	Director
Pierre B. Lebel*	Chairman and Director
J. Brian Kynoch	President and Director
André Deepwell	Chief Financial Officer & Corporate Secretary
Patrick M. McAndless	Vice President, Exploration
Kelly Findlay	Treasurer

* members of the Audit Committee and Compensation Committee

Shares Listed

Toronto Stock Exchange – trading symbol "III"

Head Office

Suite 200 – 580 Hornby Street
Vancouver, British Columbia, Canada V6C 3B6

Tel: 604.669.8959
Fax: 604.687.4030

Email: info@imperialmetals.com
Website: www.imperialmetals.com

Transfer Agent & Registrar

Computershare Trust Company of Canada
Vancouver and Toronto

General Shareholder Inquiries

Tel: 1-800-564-6253
Fax: 1-866-249-7775
Email: caregistryinfo@computershare.com

Legal Counsel

Catalyst Corporate Finance Lawyers
Vancouver, British Columbia

Bankers

Royal Bank of Canada
Vancouver, British Columbia

Auditors

Deloitte & Touche LLP
Vancouver, British Columbia

Annual General Meeting

2:00 pm Wednesday, June 11, 2003
YWCA - Weldwood Room #5
4th Floor – 535 Hornby Street
Vancouver, British Columbia



IMPERIAL METALS
CORPORATION